Exhibit 99.2
Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD RESOURCES UPS TONGON STAKE
London, 25 November 2009 - Randgold Resources is to acquire a further 5% interest in the Tongon gold project in Côte d’Ivoire, raising its stake to 89%. Development of the Tongon mine is currently under way and it is scheduled to go into production in the fourth quarter of 2010.
The company said today its subsidiary Randgold Resources (Côte d’Ivoire) Limited had entered into an agreement with New Mining Côte d’Ivoire SA (NMCI) to acquire the additional interest in Société des Mines de Tongon SA, the owner of the project, for US$10 million in cash. Of this, US$2 million is payable on completion of the deal and the balance upon satisfaction of certain conditions subsequent. After completion NMCI will own 1% of Tongon with the government of Côte d’Ivoire holding the remaining 10%.
Chief executive Mark Bristow said the company was pleased that it had been able to raise its stake in Tongon. The increased investment was also a mark of its confidence in Côte d’Ivoire as an emerging gold region.
“Tongon’s development is currently firmly on track to pour its first gold on schedule,” he said.
RANDGOLD RESOURCES ENQUIRIES

Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
Chief Executive	Financial Director	Investor & Media Relations
Tel: +44 788 071 1386	Tel: +44 779 614 4438	Tel: +44 20 7557 7738
Tel: +44 779 775 2288	Tel: +44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the “SEC”) on 15 May 2009, in the section entitled “Risk Factors” in Randgold’s prospectus published on 12 October 2009 in relation to the consideration shares issued to former Moto shareholders and the risk factors contained in the Moto management information circular dated 10 September 2009 which was filed and is available under Moto’s profile on the SEDAR website at www.sedar.com. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.